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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ____________________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           VARCO INTERNATIONAL, INC
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            (Exact name of registrant as specified in its charter)


          California                                      95-0472620
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   (State of incorporation or                       (I.R.S. Employer
         organization)                                 Identification No.)


                           743 North Eckhoff Street
                           Orange, California  92868
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              (Address of principal executive offices) (zip code)


   Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class      Name of each exchange on which
         to be so registered      each class is to be registered
         -------------------      ------------------------------

         Preferred Stock Purchase    New York Stock Exchange
         Rights


     Securities to be registered pursuant to Section 12(g) of the Act:

                                Not Applicable
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                                (Title of Class)
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Item 1.  Description of Securities to be Registered.
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     On November 6, 1997, the Board of Directors (the "Board") of Varco
International, Inc., a California corporation (the "Company") declared a dividend of one Preferred Stock purchase right (a "Right") for each outstanding share of Common Stock (the "Common Shares"), of the Company. The dividend is payable on November 25, 1997 to shareholders of record on such date (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock (the "Preferred Shares") of the Company at an exercise price of $140.00 per one one-thousandth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust Company of California, as Rights Agent (the "Rights Agent"), dated as of November 6, 1997.

     As of November 3, 1997, there were 32,026,464 Common Shares outstanding. On November 6, 1997, the Board also declared a two-for-one split of the Common Shares to be effected in the form of a 100% stock dividend, payable on December 4, 1997, to the holders of record of the Common Shares as of the close of business on November 20, 1997. The stock split was taken into account in determining the Exercise Price and other terms and provisions of the Rights and the Rights Agreement and, accordingly, no adjustment of any kind will be made under the Rights Agreement as a result of such stock split. A sufficient number of Preferred Shares has been reserved for issuance upon exercise of Rights.

     While the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement including the terms of Certificate of Determination of the Preferred Shares, form of Rights Certificate and form of Summary of Rights (the "Summary of Rights") is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

     Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date. Prior to the Distribution Date, certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, with or without attaching thereto such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the date (the
"Distribution Date") which is the earlier
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of: (i) the date of public announcement that an Acquiring Person (as hereinafter defined) has become such or (ii) the close of business on the tenth business day (or such later date as may be determined by the Board) following the commencement of a tender or exchange offer by any person, the consummation of which would result in such person's becoming an Acquiring Person. Subject to certain exceptions, an "Acquiring Person" is any person who, together with such person's affiliates or associates, and without prior approval of the Board, acquires 15% or more of the outstanding Common Shares other than pursuant to a tender or exchange offer which is for all outstanding shares and which a majority of the members of the Board (who are not officers of the Company or Acquiring Persons) determines to be fair and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer").

     Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to the holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise determined by resolution of the Board prior to the issuance thereof, all Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities outstanding on the date of the Rights Agreement or issued thereafter or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. In addition, no Common Shares issued after the Distribution Date will be issued with Rights if (i) such issuance would result in (or create a significant risk) of material adverse tax consequences to the Company or the person to whom such Rights Certificates would be issued or (ii) such options or plans would not qualify for otherwise available special tax treatment. The Rights will expire on November 5, 2007 (the "Final Expiration Date") unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, as described below.

     Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $140.00 per Right, one one-thousandth of a Preferred Share.

     Right to Buy Company Common Shares

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     Unless the Rights are earlier redeemed, in the event that any person becomes an Acquiring Person each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise and payment of the Exercise Price, Common Shares having a value equal to two times the Exercise Price. In the event that the Company does not have a sufficient number of Common Shares available or the Board decides that such action is necessary or appropriate and not contrary to the interests of Rights holders, the Company may substitute cash, property or other securities for the Common Shares for which the Rights would otherwise have been exercisable.

     Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed, in the event that, after any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive, upon exercise and payment of the Exercise Price, shares of common stock of the acquiring company having a value equal to two times the Exercise Price unless the transaction is a merger, which satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire.

     Exchange Provision

     At any time after any person becomes an Acquiring Person and prior to the acquisition by any person or group of 50% or more of the Company's outstanding Common Shares, the Board may exchange all or part of the then-outstanding Rights (other than Rights owned by the Acquiring Person or its affiliates at an exchange ratio of one Common Share per Right. In the event that the Company does not have a sufficient number of Common Shares available, the Company may substitute any combination of cash, property, Common Shares, or other securities for the Common Shares otherwise issuable.

     Redemption

     At any time on or prior to the close of business on the earlier of (i) the date of public announcement that an Acquiring Person has become such (the "Shares Acquisition Date"), or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, which redemption shall become effective upon action by the Board.

     Adjustments to Prevent Dilution

     The Exercise Price payable, and the number of shares of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of Preferred

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Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of the one-thousandths (1/1000ths) of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a dividend on the Common Shares payable in Common Shares or a subdivision, combination or reclassification of the Common Shares.

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

     Cash Paid Instead of Issuing Fractional Shares

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

     No Shareholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

     Amendment of Rights Agreement

     The provisions of the Rights Agreement may be supplemented or amended by the Board in any manner prior to the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Company in order to cure any ambiguity, defect or inconsistency, to make changes which are deemed necessary or desirable and do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), provided, however, that the Rights Agreement may not be amended or supplemented to lengthen a time period relating to when the Rights may be redeemed at a time they are not redeemable or to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of holders of Rights (excluding any acquiring person).

     Rights and Preferences of Preferred Shares

     Each Preferred Share is entitled to a dividend equal to 1,000 times the per share amount of any dividend declared on the Common Shares. In the event of liquidation, each Preferred Share is entitled to a liquidation preference equal to accrued and unpaid dividends and distributions plus an amount equal to the greater of (i) $1,000 per share and (ii) 1,000 times the amount to be distributed per Common Share. Each Preferred Share will have 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of the Preferred Shares and the holders of Common Shares will vote together as one class on all matters submitted to shareholders, except as otherwise required by law and except that a

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separate vote of the holders of the Preferred Shares will be required for any material amendment to the terms of the Preferred Shares. The Preferred Shares are not redeemable. The foregoing rights of the Preferred Shares are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     Certain Anti-takeover Effects

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. Accordingly, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. However the Rights should not interfere with any tender offer or merger approved by the Company (other than with an Acquiring Person) because the Rights do not become exercisable in the event of a Permitted Offer or other acquisition approved by the Board.


Item 2.  Exhibits.
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1    Rights Agreement, dated as of November 6, 1997, between Varco
     International, Inc. and Harris Trust Company of California as Rights Agent, which includes: as Exhibit A thereto, the Form of Certificate of Determination of Rights, Preferences, and Privileges of Series A Participating Preferred Stock of Varco International, Inc.; as Exhibit B thereto, the Form of Rights Certificate; and, as Exhibit C thereto, the Summary of Rights.

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                               SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                           VARCO INTERNATIONAL, INC.



                           By:  /s/ RICHARD A. KERTSON
                              __________________________
                              Richard A. Kertson
                              Vice President-Finance




Date:  November 12, 1997

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                               EXHIBIT INDEX
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
Exhibit                    Description
-------                    -----------
1          Rights Agreement, dated as of November 6, 1997,
           between Varco International, Inc. and Harris Trust
           Company of California as Rights Agent, which
           includes: as Exhibit A thereto, the Form of Certificate
           of Determination of Rights, Preferences, and Privileges
           of Series A Participating Preferred Stock of Varco
           International, Inc.; as Exhibit B thereto, the Form of
           Rights Certificate; and, as Exhibit C thereto, the
           Summary of Rights.

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